EXHIBIT 99.1

Smart Balance to Hold Special Meeting of Stockholders

Paramus, N.J. (February 8, 2011) – Smart Balance, Inc. (NasdaqGM: SMBL) will hold a special meeting of stockholders at 10:00 a.m. EST on Tuesday, February 15, 2011, to vote on a proposed Option Exchange Program for employees of the Company, other than executive officers and directors.  The special meeting will be held at the Saddle Brook Marriott, 138 New Pehle Avenue, Saddle Brook, New Jersey 07663.  Stockholders of record at the close of business on December 27, 2010, are entitled to attend and vote on all matters that properly come before the meeting.

Based on discussions the Company has had with some of its stockholders, the Board of Directors has determined not to proceed with the previously proposed Option Exchange Program for executive officers and employee directors.  Accordingly, this Option Exchange Program will not be submitted for a vote of stockholders at the special meeting.

Important Information

The Company has not initiated the Option Exchange Program for employees and will not do so unless we obtain approval for the program from the Company’s stockholders at the special meeting.  Even if stockholder approval is obtained, the Company may still decide to not implement the program or to delay its implementation.  The Company has filed with the Securities and Exchange Commission (SEC) a definitive proxy statement for a special meeting of stockholders to be held to vote on the Option Exchange Program.  Stockholders of the Company should read the proxy statement and other related materials when they become available because they will contain important information about the Option Exchange Program for employees, including information relating to the Company's participants in the Company's solicitation of proxies and their interests in the Option Exchange Program for employees.   In addition, if the program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC.  If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program.  Company stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

About Smart Balance, Inc.
Smart Balance, Inc. (NasdaqGM: SMBL) is committed to providing superior tasting heart healthier alternatives in every category it enters by avoiding trans fats naturally, balancing fats and/or reducing saturated fats, total fat and cholesterol.  The company markets the Smart Balance® line of products, which include Smart Balance® Buttery Spreads, Milk, Butter Blend Sticks, Sour Cream, Peanut Butter, Microwave Popcorn, Cooking Oil, Mayonnaise, Non-Stick Cooking Spray and Cheese, and also markets natural food products under the Earth Balance® brand and healthier lifestyle products under the Bestlife™ brand.

For more information about Smart Balance, Inc., Smart Balance® products and the Smart Balance™ Food Plan, please visit http://www.smartbalance.com.

Media Contact:	Investor Contact:

Brent Burkhardt	John Mintz
Executive Vice President	Vice President Finance &
Managing Director	Investor Relations
TBC Public Relations	Smart Balance, Inc.
bburkhardt@tbc.us	investor@smartbalance.com
410-986-1303	201-568-9300